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                                                                       Exhibit 7

  Lazard Freres & Co. LLC
  200 West Madison Street
      Suite 2200
Chicago, Illinois 60606-3416
         ----
  Telephone (312) 407-6600                 Chicago
  Facsimile (312) 407-6620



                                             May 5, 1999


Board of Directors
Shelby Williams Industries, Inc.
150 Shelby Williams Drive
Morristown, Tennessee 37813

Dear Members of the Board:

     We understand that Falcon Products, Inc. ("Falcon") and Shelby Williams Industries, Inc. ("Shelby") have entered into an Agreement dated as of May 5, 1999 (the "Agreement"), pursuant to which Falcon will make a cash tender offer (the "Tender Offer") to acquire all of the outstanding shares of common stock of Shelby at a price of $16.50 per share to be followed by a merger (the "Merger") of a wholly-owned subsidiary of Falcon into Shelby in which each remaining share of Shelby not acquired in the tender offer would be converted into the right to receive $16.50 per share (the "Acquisition").

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Shelby of the consideration to be paid in the Acquisition. In connection with this opinion, we have:

     (i)    Reviewed the financial terms and conditions of the Agreement;
     (ii) Analyzed certain historical business and financial information relating to Shelby;
     (iii) Reviewed certain financial forecasts and other data provided to us by Shelby relating to its business;
     (iv) Held discussions with members of the senior management of Shelby with respect to the business, prospects and strategic objectives of Shelby;
     (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of Falcon and Shelby;
     (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of Falcon and Shelby;
     (vii) Reviewed the historical stock prices and trading volumes of Shelby's common stock; and
     (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information
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Lazard Freres & Co. LLC

or any independent valuation or appraisal of any of the assets or liabilities of Falcon or Shelby, or concerning the solvency or fair value of either of the foregoing entities. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Shelby as to the future financial performance of Shelby. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In rendering our opinion, we have assumed that (i) the Acquisition will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by Shelby and that obtaining the necessary regulatory approvals for the Acquisition will not have an adverse effect on Shelby and (ii) we have been fully informed about other contracts relating to the Acquisition entered into at the same time as the Agreement by Falcon and the Company or certain of its shareholders and that those contracts will not be modified or waived in any material respect. We were not requested to, and did not, solicit third party indications of interest in acquiring Shelby. This opinion does not address the Company's underlying business decision to effect the Acquisition.

     We are aware that Shelby has received a conditional offer from a third party. With your consent, we did not address the relative merits of the Acquisition and any alternative potential transaction.

     Lazard Freres & Co. LLC is acting as investment banker to Shelby in connection with the Acquisition and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Acquisition. We acted as the lead underwriter for Shelby's offer of shares of common stock in March 1997, for which we received a customary fee.

     Our engagement and the opinion expressed herein are for the benefit of Shelby's Board of Directors, and the opinion is rendered to Shelby's Board of Directors in connection with its consideration of the Acquisition. The opinion expressed herein does not constitute a recommendation to any stockholder of Shelby with respect to whether such holder should tender shares pursuant to the Tender Offer or as to how such stockholder should vote or otherwise act with respect to the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that the consideration to be paid in the Acquisition is fair to the shareholders of Shelby from a financial point of view.

                                        Very truly yours,

                                        LAZARD FRERES & CO. LLC


                                        By   /s/ Jeffrey A. Golman
                                          ---------------------------
                                                 Jeffrey A. Golman
                                                 Managing Director

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